SO 10/4/05

10 16



SECURITIES 05043961 ON

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 010863

8-10863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Antaeus Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9952 S. Santa Monica Blvd. Suite 210

(No. and Street)

Beverly Hills California 90212

(City) (State) (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 8 2005
WASHINGTON, D.C.
185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cesar Moya (310) 788-8653

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 Northridge California 91324

(Address) (City) (State) (Zip Code)

PROCESSED
OCT 07 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cesar Moya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antaeus Capital, as of June 30, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of RIVERSIDE
Subscribed and sworn (or affirmed) to before me this 30 day of AUGUST, 2005



Notary Public



President
Signature
Title


PARRISH ALAN HEARNE
Commission # 1518104
Notary Public - California
Riverside County
My Comm. Expires Oct 7, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2005
WASH, D.C.
185
SECTION

Antaeus Capital, Inc

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2005

90

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Antaeus Capital, Inc

I have audited the accompanying statement of financial condition of Antaeus Capital, Inc as of June 30, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antaeus Capital, Inc as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered losses from operations and stagnant activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 5, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Antaeus Capital, Inc
Statement of Financial Condition
June 30, 2005

Assets

Cash	$ 12,563
Organization costs, net	3,776
Prepaid expenses	378
Deferred tax assets	4,319
Total assets	$ 21,036

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 4,000
Total liabilities	4,000
Stockholder's equity	
Common stock, no par value; 7,500 shares authorized; 100 issued and outstanding	1,000
Additional paid-in capital	27,300
Accumulated deficit	(11,264)
Total stockholder's equity	17,036
Total liabilities & stockholder's equity	$ 21,036

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc
Statement of Operations
For the Year Ended June 30, 2005

Expenses	
Communication	$ 1,200
Occupancy	5,000
Taxes, licenses, fees other than income taxes	4,452
Other operating expenses	4,931
Total expenses	15,583
Income (loss) before income tax provision	(15,583)
Income tax provision	(4,319)
Net income (loss)	$ (11,264)

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings/ Accumulated Deficit	Treasury Stock	Total
Balance, at June 30, 2004	$ 57,000	$ 50,703	$ 225,978	$ (8,000)	$ 325,681
Redemption of common stock	(57,000)	(50,703)	–	–	(107,703)
Issuance of common stock	1,000	24,000	–	–	25,000
Issuance of additional paid-in capital	–	3,300	–	–	3,300
Dividends paid	–	–	(225,978)	–	(225,978)
Net income (loss)	–	–	(11,264)	–	(11,264)
Cancellation of treasury stock	–	–	–	8,000	8,000
Balance at June 30, 2005	$ 1,000	$ 27,300	$ (11,264)	$ –	$ 17,036

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc
Statement of Changes in Cash Flows
For the Year Ended June 30, 2005

Cash flow from operating activities		
Net income (loss)		$ (11,264)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization	$ 755	
(Increase) decrease in:		
Receivable from broker/dealers and clearing firms	60,026	
Marketable securities	22,649	
Prepaid expenses	106	
Purchase of organization costs	(4,531)	
Deferred income taxes	(4,319)	
Other assets	49,740	
(Decrease) increase in:		
Accounts payable	(8,409)	
Payable from broker/dealer and clearing firms	(22,490)	
Income taxes payable	(9,700)	
Total adjustments		83,827
Net cash provided by (used in) operating activities		72,563
Cash flows from investing activities		–
Cash flows from financing activities		
Proceeds from repayment of advance to shareholder	236,218	
Proceeds from issuance of common stock	25,000	
Proceeds from issuance of additional paid-in capital	3,300	
Redemption of common stock	(107,703)	
Dividends paid	(225,978)	
Treasury stock retired	8,000	
Net cash provided by (used in) financing activities		(61,163)
Net increase (decrease) in cash and cash equivalents		11,400
Cash at the beginning of the year		1,163
Cash at the end of the year		$ 12,563

Supplemental disclosure of cash flow information

Cash paid during the period ended June 30, 2005	
Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Antaeus Capital, Inc (the "Company") was founded on June 7, 1962 in Massachusetts under the name of Oftring & Company, Inc. In April 2005, the Company changed ownership and its name to Antaeus Capital, Inc. The Company is wholly owned by Antaeus Holdings, Inc. ("Antaeus") The Company is a broker dealer registered with the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company's primary business is retailing corporate equity securities over-the-counter, institutional trading, selling limited partnerships, private placements, and mergers and acquisitions. The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Antaeus Capital, Inc
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 2: ORGANIZATION COSTS, NET

The organization costs are recorded at cost and are as follows:

		Amortization Life Years
Organization costs	$ 4,531	5
Less: accumulated amortization	(755)	
Organization costs	$ 3,776	

Amortization expense for the year ended June 30, 2005 was $755.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares facilities, staff, and equipment with Antaeus. The two companies also share common management. The Company has an expense sharing agreement with Antaeus whereby during the year ended June 30, 2005, the Company incurred $6,000 for certain expenses, including rent, office expenses, administrative support, and telephone expenses.

Note 4: INCOME TAXES

For the year ended June 30, 2005, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ –	$ –	$ –
Deferred tax expense (benefit)	(2,941)	(1,378)	(4,319)
	$ (2,941)	$ (1,378)	$ (4,319)

The deferred income tax benefit arises from the Company's carryforward of its net operating losses.

Note 5: CONTINGENCIES

Going Concern

The Company had no revenue for the year ended June 30, 2005. Lack of revenue has resulted in an operating loss caused by the Company's anticipation of the change in ownership. Management has a plan to be more of a going concern. First, the Company plans to commence operations again by increasing its marketing effort. Secondly, to provide liquidity, the sole shareholder will continue to capitalize the Company to fund its continuing operations.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: CHANGE IN OWNERSHIP

On April 16, 2005, the Company was sold. As part of the sale, all its outstanding stock was redeemed to the former shareholder and new shares were issued to its new shareholder. As part of the sale, the Company liquidated all of its assets and liabilities and distributed them to its former shareholder as a dividend.

Antaeus Capital, Inc
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 8: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company had net capital of $8,563 which was $3,563 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,000) to net capital was 0.47 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1,500 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 10,063
Accumulated deficit	$ 5,641	
Non allowable assets	(7,141)	
Total adjustments to net capital		(1,500)
Net capital per audited statements		$ 8,563

Antaeus Capital, Inc
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in-capital	27,300	
Accumulated deficit	(11,264)	
Total stockholder's equity		$ 17,036
Less: Non allowable assets:		
Organization costs, net	(3,776)	
Prepaid expense	(378)	
Deferred income taxes	(4,319)	
Net adjustments to capital		(8,473)
Net capital		8,563
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 267	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 3,563
Percentage of aggregate indebtedness to net capital	0.47:1	

There is a $1,500 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2005. (See Note 9).

See independent auditor's report.

Antaeus Capital, Inc
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended June 30, 2005

A computation of reserve requirement is not applicable to Antaeus Capital, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended June 30, 2005

Information relating to possession or control requirements is not applicable to Antaeus Capital, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Antaeus Capital, Inc

In planning and performing my audit of the financial statements and supplemental schedules of Antaeus Capital, Inc for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Antaeus Capital, Inc including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC 's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 5, 2005